UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*


                            Central Newspapers, Inc.
                                (Name of Issuer)


                     Class A Common Stock, without par value
                         (Title of Class of Securities)


                                    154647101
                                 (CUSIP Number)

                                January 20, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


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CUSIP No. 154647101                                            Page 2 of 5 Pages
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1          NAME OF REPORTING PERSON                    Myrta J. Pulliam
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

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                        5       SOLE VOTING POWER                   77,800  (1)
      NUMBER OF
        SHARES         ---------------------------------------------------------
     BENEFICIALLY       6       SHARED VOTING POWER              6,594,148  (1)
       OWNED BY
         EACH          ---------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER              77,800
        PERSON
         WITH          ---------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER     6,594,148

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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,671,948

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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES                                          [ ]

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           17.3%  (2)

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12         TYPE OF REPORTING PERSON
           IN

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(1)  Calculated  pursuant to Rule 13d-3(d) (1) promulgated  under the Securities
     Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

(2) Based on a total of 33,223,947 shares of Class A Common Stock outstanding, which is derived from 35,423,947 shares of Class A Common Stock outstanding as of August 2, 1999, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 27, 1999, less 2,200,000 shares repurchased by the Issuer on August 12, 1999.

Item 1.

(a)      Name of Issuer:  Central Newspapers, Inc.

(b)      Address of Issuer's Principal Offices:        200 East Van Buren Street
                                                       Phoenix, Arizona 85004

Item 2.

(a)      Name of Person Filing:   Myrta J. Pulliam

(b)      Address of Principal Business Office:  307 North Pennsylvania Street
                                                Indianapolis, IN 46204

(c)      Citizenship:  United States of America

(d)      Title of Class of Securities:  Class A Common Stock, without par value

(e)      CUSIP Number:  154647101

Item 3.

This statement is being filed pursuant to ss.240.13d-1(c).

Item 4.  Ownership

(a)      Amount beneficially owned: 6,671,948  (3)

(b)      Percent of class: 17.3%  (4)

--------
(3) Includes (a) 48,800 shares of Class A Common Stock owned directly, (b) currently exercisable options to acquire 24,500 shares of Class A Common Stock, (c) 1,337,148 shares of Class A Common Stock held by the Eugene S. Pulliam Interim Trust, of which Myrta J. Pulliam is a Co-Trustee, (d) 4,655,000 shares of Class B Common Stock held by the Eugene S. Pulliam Interim Trust, of which Myrta J. Pulliam is a Co-Trustee, which shares are convertible into 465,500 shares of Class A Common Stock, (e) 45,815,000 shares of Class B Common Stock held by the Eugene C. Pulliam Trust, of which Myrta J. Pulliam is a Co-Trustee, which shares are convertible into 4,581,500 shares of Class A Common Stock, (f) 45,000 shares of Class B Common Stock owned directly which shares are convertible into 4,500 shares of Class A Common Stock, and (g) currently exercisable options to acquire 210,000 shares of Class A Common Stock held by the estate of Eugene S. Pulliam, of which Myrta J. Pulliam is Co-Executor.

(4) Based on a total of 33,223,947 shares of Class A Common Stock outstanding, which is derived from 35,423,947 shares of Class A Common Stock outstanding as of August 2, 1999, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 27, 1999, less 2,200,000 shares repurchased by the Issuer on August 12, 1999.

(c)      Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote             77,800 (1)
         (ii)  Shared power to vote or to direct the vote        6,594,148 (1)
         (iii) Sole power to dispose or to direct
               the disposition of                                   77,800
         (iv)  Shared power to dispose or to
               direct the disposition of                         6,594,148

Item 5.  Ownership of Five Percent or Less of a Class

N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Russell B. Pulliam, as Co-Trustee of the Eugene S. Pulliam Interim Trust, has the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held in the Eugene S. Pulliam Interim Trust.

          Russell B. Pulliam, as Co-Executor of the Estate of Eugene S. Pulliam, has the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held by the estate of Eugene S. Pulliam.

          Louis A. Weil III and Frank E. Russell,  as  Co-Trustees of the Eugene
          C. Pulliam Trust, have the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held by the Eugene C. Pulliam Trust. Pursuant to the terms of the Eugene C. Pulliam Trust, all dividends paid with respect to the Class B Common Stock will be paid with respect to those descendants of Eugene C. Pulliam living at the time the trust receives such dividends. Myrta J. Pulliam is a descendant of Eugene C. Pulliam.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.   Identification and Classification of Member of the Group

N/A

Item 9.   Notice of Dissolution of Group

N/A

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           Date: September 13, 1999



                                           /s/ Myrta J. Pulliam
                                           ------------------------------------
                                           Myrta J. Pulliam